UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 3, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
July 3, 2009 and June 27, 2008 and
for the Fiscal Year Ended July 3, 2009

HARRIS CORPORATION RETIREMENT PLAN
July 3, 2009 and June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Harris Corporation Retirement Plan as of July 3, 2009 and June 27, 2008, and the related statement of changes in net assets available for benefits for the year ended July 3, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 3, 2009 and June 27, 2008, and the changes in its net assets available for benefits for the year ended July 3, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of July 3, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Independent Certified Public Accountants
Jacksonville, Florida
November 12, 2009

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits at July 3, 2009 and June 27, 2008

	July 3,	June 27,
	2009	2008
ASSETS

Investments at fair value:
Interest bearing cash	$5,317,038	$8,453,397
Preferred stocks	589,225	3,064,877
Common stocks	375,924,133	568,219,296
Registered investment companies	293,674,583	312,401,934
Common/collective trust funds	1,278,465,558	1,655,664,075
Synthetic guaranteed investment contract wrappers	138,918	379,413
Corporate bonds and debentures	44,490,995	360,989
Municipal and provincial bonds	840,514	—
Foreign bonds	4,214,604	—
U.S. Government securities	132,842,712	—
Participant loans	36,636,578	33,500,965

Total investments at fair value	2,173,134,858	2,582,044,946

Receivables:
Contributions receivable:
Employer	1,050,389	8,285,010
Participants	8,484,687	5,344,500
Accrued interest and dividends	2,087,647	48,556
Due from broker for securities sold	12,375,906	1,280,612

Total receivables	23,998,629	14,958,678

Total assets	2,197,133,487	2,597,003,624

LIABILITIES

Accrued expenses	338,572	508,472
Due to broker for securities purchased	23,751,743	793,347

Total liabilities	24,090,315	1,301,819

Net assets available for benefits at fair value	2,173,043,172	2,595,701,805

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	26,928,225	14,407,298

Net assets available for benefits	$2,199,971,397	$2,610,109,103

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
for the Fiscal Year Ended July 3, 2009

July 3, 2009
Additions to net assets attributed to:
Investment income:
Interest	$5,974,597
Dividends	10,783,032

Total	16,757,629

Contributions:
Participant rollovers	5,576,707
Employer matching	50,224,451
Participants	98,574,419

Total contributions	154,375,577

Total additions	171,133,206

Deductions from net assets attributed to:
Net depreciation in fair value of investments	406,260,005
Benefits paid to participants	172,020,049
Administrative expenses	2,990,858

Total deductions	581,270,912

Net decrease	410,137,706
Net assets available for benefits:
Beginning of fiscal year	2,610,109,103

End of fiscal year	$2,199,971,397

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
July 3, 2009 and June 27, 2008
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on compensation as defined in the Plan document. With respect to the fiscal year ended July 3, 2009, no profit sharing contributions were made; instead, the Company’s cash-based Performance Reward Plan permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount, if any, otherwise payable to the participant by the Company in cash under the Performance Reward Plan, subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59½ or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested interest in his or her account, or installments over a future period.

D.	Participant Loans — The loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s cash-based Performance Reward Plan, and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 1 — DESCRIPTION OF PLAN (CONTINUED)
F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions more quickly than described above.

A participant also becomes 100% vested in Employer contributions upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at July 3, 2009 and June 27, 2008 were $406,710 and $315,913, respectively. For the fiscal years ended July 3, 2009 and June 27, 2008, Employer contributions were reduced by $573,127 and $1,600,000, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description,” which is available to all participants. In the event no investment option is selected by the participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change funds can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Employer Summary Plan Description.”

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the fiscal 2009 presentation.
Recent Accounting Pronouncement — In April 2009, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP FAS 157-4”) that was intended to provide additional application guidance and enhance disclosures about fair value measurements. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP FAS 157-4 is effective for financial statements issued for periods ending after June 15, 2009. The Plan adopted FSP FAS 157-4 as of June 28, 2008 for fiscal 2009 subsequent to the end of the Plan’s fiscal 2008 on June 27, 2008. The Plan’s financial statements were not materially impacted by FSP FAS 157-4.
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value. See Note 7 — Financial Instruments below for further information on the valuation of investments.
Synthetic Guaranteed Investment Contracts — During fiscal 2009 and fiscal 2008, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market value of underlying investments. The fair value of the contract wrappers was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $138,918 and $379,413 at July 3, 2009 and June 27, 2008, respectively. The Plan values all investments at fair value. See Note 7 — Financial Instruments for further discussion of fair value measurements.
The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract.
The investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
The average yield based on actual earnings was approximately 4.49% at July 3, 2009 and 5.28% at June 27, 2008. The average yield based on interest rate credited to participants was approximately 2.61% at July 3, 2009 and 4.79% at June 27, 2008.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by Harris Corporation, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.
NOTE 3 — INVESTMENTS
During the fiscal year ended July 3, 2009, the Plan’s investments (including investments bought, sold and held during the fiscal year) depreciated in value as follows:

July 3, 2009
Net depreciation in fair value as determined by quoted market prices:
Preferred stocks	$116,621
Common stocks	(179,970,564)
Registered investment companies	(50,203,452)
Corporate bonds and debentures	2,079,377
Municipal and provincial bonds	(11,164)
Foreign bonds	25,112
U.S. Government securities	(212,531)

(228,176,601)

Net depreciation in fair value as determined by investee company/trustee:
Common/collective trust funds	(178,083,404)

(178,083,404)

Total net depreciation in fair value	$(406,260,005)

The fair value of individual investments that represent 5% or more of Plan net assets at July 3, 2009 and June 27, 2008 is as follows:

	July 3,	June 27,
	2009	2008
MFB NTGI-QM Collective Daily Russell 1000 Equity Index Fund	$140,768,383	$251,003,015
MFB NTGI-QM Collective Daily S&P500 Equity Index Fund	*	230,213,288
MFO Bank of New York Collective TR Aggregate Index Fund	—	247,919,593
MFO Columbia FDS SER TR Intl. Fund	—	189,658,204
MFO Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	130,518,412	—
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund A	111,711,375	133,038,313
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund D	124,245,294	—
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund E	111,368,009	151,430,213
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	271,924,287	242,687,071
Harris Corporation common stock	*	129,814,846
* Investment was below 5% of Plan net assets at fiscal year end.

HARRIS CORPORATION RETIREMENT PLAN
 Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common/collective trust fund that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.
Harris Corporation common stock is included with other common stock at July 3, 2009 and June 27, 2008 as follows:

	July 3, 2009		June 27, 2008
	Shares	Fair Value	Shares	Fair Value
Harris Corporation common stock	2,526,121	$72,221,799	2,536,437	$129,814,846

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA. During the fiscal year ended July 3, 2009, the Plan made purchases of $13,610,124 and sales of $14,579,929 of the Company’s common stock.
At the start of trading on May 27, 2009, the Company completed the spin-off to its shareholders of all the shares of Harris Stratex Networks, Inc. (“HSTX”) common stock owned by the Company. The distribution of the approximately 55.8% of the outstanding shares of HSTX owned by the Company was made on May 27, 2009 to the Company’s shareholders of record on May 13, 2009, the record date for the spin-off (the “Record Date”). The Plan account of each participant of the Plan with shares of Harris common stock credited to his or her Plan account was credited with 0.248418 of a share of HSTX Class A common stock for each share of Harris Corporation common stock credited to his or her Plan account at 5:30 p.m. Eastern Time on the Record Date. During the fiscal year ended July 3, 2009, the Plan received in connection with the spin-off 602,592 shares of HSTX Class A common stock with a value of $5.26 per share at no cost to the Plan participants. All HSTX shares were subsequently sold and the $3,142,564 in proceeds from the sale was credited to the respective participant accounts. There were no HSTX shares held by the Plan as of July 3, 2009.
NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended and restated and further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations in compliance with the Code.
NOTE 6 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 7 — FINANCIAL INSTRUMENTS
The Plan adopted FASB Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”) on June 28, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
SFAS 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of nonperformance risk including the Plan’s own credit risk.
In addition to defining fair value, SFAS 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:
•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 7 — FINANCIAL INSTRUMENTS (Continued)
The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, preferred stocks, common stocks, registered investment companies, U.S. Government securities, corporate bonds and debentures, municipal and provincial bonds and foreign bonds. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist primarily of common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3 and consist of loans to participants.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at July 3, 2009, are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$5,317,038	$—	$—	$5,317,038
Preferred stocks	589,225	—	—	589,225
Common stocks	375,924,133	—	—	375,924,133
Registered investment companies	293,674,583	—	—	293,674,583
Common/collective trust funds	—	1,278,465,558	—	1,278,465,558
Synthetic guaranteed investment contract wrappers	—	138,918	—	138,918
Corporate bonds and debentures	44,490,995	—	—	44,490,995
Municipal and provincial bonds	840,514	—	—	840,514
Foreign bonds	4,214,604	—	—	4,214,604
U.S. Government securities	132,842,712	—	—	132,842,712
Participant loans	—	—	36,636,578	36,636,578

Total Assets Measured at Fair Value	$857,893,804	$1,278,604,476	$36,636,578	$2,173,134,858

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 7 — FINANCIAL INSTRUMENTS (Continued)
Summary of changes in the fair value of the Plan’s level 3 assets for the fiscal year ended July 3, 2009:

Participant loans
Balance as of June 27, 2008	$33,500,965
Issuances, repayments and settlements, net	3,135,613

Balance as of July 3, 2009	$36,636,578

The fair value of participant loans is based on the collective face value of all participant loans outstanding at the end of the fiscal year, in accordance with the terms in the respective loan agreements.
NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at July 3, 2009 and at June 27, 2008:

	July 3,	June 27,
	2009	2008
Net assets available for benefits per the financial statements	$2,199,971,397	$2,610,109,103
Benefits due to participants	(133,366)	(251,175)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(26,928,225)	(14,407,298)

Net assets available for benefits per the Form 5500	$2,172,909,806	$2,595,450,630

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements (continued)
July 3, 2009 and June 27, 2008
NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500 (Continued)
     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended July 3, 2009:

Benefits paid to participants per the financial statements	$172,020,049
Add: benefits due but unpaid at July 3, 2009	133,366
Less: benefits due but unpaid at June 27, 2008	(251,175)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$171,902,240

     The following is a reconciliation of investment income per the financial statements to the Form 5500 for the fiscal year ended July 3, 2009:

Net decreases in Plan assets per the financial statements	$(410,137,706)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(12,520,927)
Benefits due but unpaid at July 3, 2009	(133,366)
Benefits due but unpaid at June 27, 2008	251,175

Net loss per the Form 5500	$(422,540,824)

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Preferred Stocks
	ADR PETROLEO BRASILEIRO SA PETROBRAS NON VTG	18500		$589,225

	Total Value of Interest in Preferred Stocks			$589,225

Value of Interest in Interest Bearing Cash
	Interest bearing cash	5317038		$5,317,038

	Total Value of Interest in Interest Bearing Cash			$5,317,038

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	1ST HORIZON NATL CORP COM	26930		$302,963
	1ST NIAGARA FINL GROUP INC NEW COM	35576		400,942
	3M CO COM	51300		3,090,825
	ABRAXIS BIOSCIENCE INC NEW COM ACCENTURE	3950		142,911
	ACCENTURE LTD BERMUDA CLASS A MAND EXCH ACCENTURE PLC 2054139 9/1/09	37523		1,243,512
	ACI WORLDWIDE INC COM STK	69388		960,330
	ADR ALLIED IRISH BKS P L C SPONSORED ADRREPSTG ORD	94100		442,270
	ADR ASML HOLDING NV NY REGISTERED SHS	35000		772,450
	ADR BP P L C SPONSORED ADR SPONSORED ADR	51256		2,412,107
	ADR MINDRAY MED INTL LTD SPONSORED ADR REPSTG CL A	28252		774,105
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	78000		3,811,080
	AFFILIATED MANAGERS GROUP INC COM STK	10777		624,527
	ALCOA INC COM STK	69700		687,242
	ALLEGHANY CORP DEL COM	1097		284,123
	ALLEGHENY TECHNOLOGIES INC COM	19914		677,474
	ALLERGAN INC COM	69900		3,269,223
	AMAZON COM INC COM	60221		4,776,730
	AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	38000		1,464,520
	AMERICAN EXPRESS CO	151700		3,378,359
	AMERICAN TOWER CORP CL A	48622		1,506,310
	AMGEN INC COM	33400		1,719,098
	ANADARKO PETRO CORP COM	41000		1,753,570
	ANALOG DEVICES INC COM	72000		1,778,400
	ANHEUSER-BUSCH INBEV NV	27300		1,041,649
	APPLE INC	44300		6,202,886
	APPLIED MATERIALS INC COM	57900		644,427
	ARCH CAPITAL GROUP COM STK	10329		600,735

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	ASSURANT INC COM	24360		566,614
	AT&T INC COM	162841		4,004,260
	ATMEL CORP COM ATMEL CORP COM	120969		458,472
	AVERY DENNISON CORP COM	43900		1,093,110
	BANK NEW YORK MELLON CORP COM STK	95700		2,638,449
	BANK OF AMERICA CORP	344164		4,350,233
	BAXTER INTL INC COM	11300		600,595
	BED BATH BEYOND INC COM	99900		2,963,034
	BJ SERVICES CO	35100		449,631
	BLACK & DECKER CORP COM	17500		494,025
	BLOCK H & R INC COM	19500		329,355
	BOEING CO COM	44600		1,821,018
	BORG WARNER INC COM	19384		636,958
	BRISTOL MYERS SQUIBB CO COM	81400		1,609,278
	BROADCOM CORP CL A	95600		2,401,472
	BROADRIDGE FINL SOLUTIONS INC COM STK	45432		740,541
	CABLEVISION NY GROUP CL A COM	66600		1,230,768
	CALPINE CORP COM NEW STK	46749		510,966
	CAP1 FNCL COM	47700		991,683
	CAREER ED CORP COM	41681		996,593
	CARTER INC FORMERLY CARTER HLDGS INC TO 09/13/2003 COM	6328		146,683
	CBS CORP NEW CL B	49150		323,898
	CELGENE CORP COM	17800		831,794
	CENTERPOINT ENERGY INC COM	13700		149,878
	CHIMERA INVT CORP COM STK	106704		343,587
	CHEVRON CORP COM	81478		5,248,813
	CHUBB CORP COM	20400		791,928
	CISCO SYSTEMS INC	44000		814,000
	CME GROUP INC COM STK	5000		1,507,250
	COINSTAR INC COM	23815		617,285
	COMM BANCSHARES INC COM	13918		438,834
	COMPASS MINERALS INTL INC COM	11847		656,324
	COMPUTER SCI CORP COM	40600		1,778,280
	COMVERSE TECHNOLOGY INC COM PAR $0.10 COM PAR $0.10	124004		1,060,234
	CONCHO RES INC COM STK	25205		707,504
	CONOCOPHILLIPS COM	16400		671,744
	CONSOL ENERGY INC COM	19100		599,740
	CONSTELLATION ENERGY GROUP INC MARYLAND COM	30800		806,652
	COOPER COS INC COM NEW	9288		233,500
	COOPER INDUSTRIES INC COM	34100		1,026,751
	CORNING INC COM	17600		266,464
	CROWN CASTLE INTL CORP COM STK	36900		900,360
	CVS CAREMARK CORP COM STK	19100		593,437
	D R HORTON INC COM	41900		381,290
	DANAHER CORP COM	28076		1,673,891
	DEERE & CO COM	48000		1,849,440

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	DELL INC COM STK	101800		1,320,346
	DENBURY RES INC HLDG CO COM NEW	58786		813,010
	DU PONT E I DE NEMOURS & CO COM STK	60800		1,506,624
	DUFF & PHELPS CORP NEW CL A COM STK	16597		292,937
	DUKE ENERGY CORP NEW COM STK	95700		1,378,080
	EATON CORP COM	13900		597,561
	EBAY INC COM	67900		1,109,486
	ELI LILLY & CO COM	54700		1,854,330
	ENTERGY CORP NEW COM	21300		1,590,684
	EOG RESOURCES INC COM	10900		700,107
	EURONET WORLDWIDE INC COM	63734		1,202,023
	EXPEDIA INC DEL COM	36450		546,750
	EXPEDITORS INTL WASH INC COM	19100		616,930
	EXXON MOBIL CORP COM	81426		5,576,867
	FIRST AMERN CORP CALIF COM	28094		729,882
	FIRST SOLAR INC COM	2000		308,400
	FIRSTENERGY CORP COM	20335		766,426
	FIRSTMERIT CORP COM	19803		322,595
	FLUOR CORP NEW COM	6100		297,741
	FMC TECHNOLOGIES INC COM	39500		1,438,985
	FNMA COM STK	65175		38,453
	FORTUNE BRANDS INC COM STK	68100		2,271,135
	FRKLN RES INC COM	8226		573,681
	GENERAL ELECTRIC CO	369300		4,232,178
	GENUINE PARTS CO COM	27100		895,926
	GENZYME CORP COM	46000		2,518,500
	GILEAD SCIENCES INC	33068		1,517,821
	GOLDMAN SACHS GROUP INC COM	25500		3,658,995
	GOOGLE INC CL A CL A	10998		4,492,573
	HANOVER INS GROUP INC COM	13280		499,992
	HARLEY DAVIDSON INC COM	51400		800,812
	HARMAN INTL INDS INC NEW COM STK	22800		416,784
	* HARRIS CORP COM	2526121		72,221,799
	HENRY JACK & ASSOC INC COM	50827		1,031,280
	HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM	91100		3,323,328
	HOME DEPOT INC COM	132300		3,017,763
	HONEYWELL INTL INC COM STK	44400		1,367,520
	ICONIX BRAND GROUP INC COM	46395		699,637
	ILL TOOL WKS INC COM	68600		2,484,692
	INTEL CORP COM	110100		1,840,872
	INTERCONTINENTALEXCHANGE INC COM	23000		2,510,220
	INTL FLAVORS & FRAGRANCES INC COM	47700		1,509,705
	INTL PAPER CO COM	131596		1,952,885

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	INTUITIVE SURGICAL INC COM NEW STK	17600		2,793,296
	IRON MTN INC COM STK	28000		793,520
	JOHNSON & JOHNSON COM	34200		1,914,516
	JPMORGAN CHASE & CO COM	220224		7,106,628
	JUNIPER NETWORKS INC COM	79279		1,867,020
	KEY ENERGY SVCS INC	105979		597,722
	KEYCORP NEW COM	126100		645,632
	KIMBERLY-CLARK CORP COM	27100		1,434,403
	KOHLS CORP COM	12948		534,105
	KRAFT FOODS INC CL A	64000		1,661,440
	LAS VEGAS SANDS CORP COM STK	184500		1,357,920
	LEGG MASON INC COM	25100		602,400
	LINCOLN NATL CORP COM	79823		1,285,949
	LIONS GATE ENTMT CORP COM NEW	125701		678,785
	LIVE NATION INC COM	45561		200,468
	LOCKHEED MARTIN CORP COM	6000		477,120
	LOWES COS INC COM	22000		409,640
	MACYS INC COM STK	48600		534,600
	MAGELLAN HLTH SVCS INC COM NEW	25267		813,850
	MARRIOTT INTL INC NEW COM STK CL A	103380		2,107,920
	MARSH & MCLENNAN CO’S INC COM	109700		2,146,829
	MARSHALL & ILSLEY CORP NEW COM STK	56800		264,688
	MARVELL TECH GROUP COM USD0.002	84950		991,367
	MASCO CORP COM	114200		1,039,220
	MASTERCARD INC CL A	4600		764,888
	MATTEL INC COM	81400		1,269,840
	MC CORMICK & CO INC COM NON-VTG	27700		908,560
	MCGRAW HILL COMPANIES INC COM	78600		2,309,268
	MCKESSON CORP	20200		871,024
	MEADWESTVACO CORP COM	60800		981,920
	MEDCO HEALTH SOLUTIONS INC COM	32700		1,483,926
	MERCK & CO INC COM	75000		2,025,750
	METROPCS COMMUNICATIONS INC COM	20800		253,344
	MGM MIRAGE COM	98900		585,488
	MI DEVS INC CL A SUB VTG SHS COM STK	2313		18,250
	MICROSOFT CORP COM	189747		4,434,387
	MONEYGRAM INTL INC COM	182813		429,611
	MONSANTO CO NEW COM	27800		2,000,488
	MOODYS CORP COM	31000		796,080
	MORGAN STANLEY COM STK USD0.01	8257		222,856
	MURPHY OIL CORP COM	52700		2,724,590
	NATIONAL OILWELL VARCO COM STK	86000		2,652,240
	NBTY INC COM	59090		1,655,111
	NEW YORK TIMES CO CL A ISIN NE #US6501111073	99200		534,688
	NIKE INC CL B CL B	23000		1,174,310
	NISOURCE INC COM	142800		1,676,472
	NORFOLK SOUTHN CORP COM	6800		250,920
	NRG ENERGY INC COM NEW	50000		1,240,000

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	NUCOR CORP COM	48900		2,064,558
	O REILLY AUTOMOTIVE INC COM	9000		336,870
	PALL CORP COM	13600		354,416
	PEABODY ENERGY CORP COM STK	18860		549,958
	PG& E CORP COM	34200		1,303,020
	PHARMACEUTICAL PROD DEV INC COM	14795		323,567
	PINNACLE W. CAP CORP COM	34200		1,013,004
	PRAXAIR INC COM	13900		975,224
	PROCTER & GAMBLE CO COM	6200		316,882
	PROGRESS ENERGY INC COM	44000		1,644,720
	PROGRESS SOFTWARE CORP COM	19628		412,384
	PROGRESSIVE CORP OH COM	61500		890,520
	QUALCOMM INC COM	82800		3,699,504
	QWEST COMMUNICATIONS INTL INC COM	339300		1,394,523
	RESEARCH IN MOTION LTD COM	8400		585,564
	ROSETTA STONE INC COM	600		16,200
	REDWOOD TR INC COM	18195		272,743
	S.W. AIRL CO COM	136200		885,300
	SALESFORCE COM INC COM STK	136200		2,156,040
	SCHLUMBERGER LTD COM STK	108714		5,712,921
	SCHWAB CHARLES CORP COM NEW	25600		429,568
	SCIENTIFIC GAMES CORP	64142		945,453
	SEI INVTS CO COM	32519		574,286

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	SLM CORP COM	126400		1,183,104
	SPECTRA ENERGY CORP COM STK	54900		903,654
	SPRINT NEXTEL CORP	154100		665,712
	STARBUCKS CORP COM	94500		1,264,410
	STATE STR CORP COM	22129		1,023,024
	STRYKER CORP COMMON COMMON	35400		1,361,484
	SUN TR BANKS INC COM	73800		1,191,132
	SUNCOR STK MRGR SUNCOR ENERGY INCNEW COM 2053449 08/03/2009	19500		554,775
	SUNOCO INC COM	39800		923,360
	SUNPOWER CORP COM CL B STK	11200		265,104
	TECO ENERGY INC COM	30900		356,586
	TIFFANY & CO COM	40900		993,461
	TIME WARNER INC USD0.01	109500		2,650,995
	TIMKEN CO COM	25552		444,094
	TORCHMARK CORP COM	10516		358,070
	TRAVELERS COS INC COM STK	23749		930,961
	UBS AG CHF0.10	66400		796,702
	UNITED PARCEL SVC INC CL B	40900		1,987,740
	US BANCORP	159100		2,711,064
	USG CORP COM NEW	43800		433,620
	VARIAN INC COM	15042		576,259
	VARIAN MEDICAL SYSTEMS INC	35000		1,172,500
	VERIZON COMMUNICATIONS COM	71434		2,155,878
	VISA INC COM CL A STK	40500		2,433,240
	VMWARE INC CL A COM CL A COM	21000		593,040
	VODAFONE GROUP ORD USD0.11428571	423000		799,683

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common Stocks
	VULCAN MATERIALS CO COM	36200		1,559,496
	WAL-MART STORES INC COM	28600		1,366,794
	WALT DISNEY CO	88200		2,014,488
	WELLPOINT INC COM	32000		1,592,000
	WELLS FARGO & CO NEW COM STK	156900		3,621,252
	WESTERN ALLIANCE BANCORPORATION COM	51107		356,727
	WESTERN UNION CO	28200		433,716
	WEYERHAEUSER CO COM	20400		602,004
	WHIRLPOOL CORP COM	44600		1,940,992
	WPP PLC ORD GBP0.10	74500		468,865
	WYETH COM	70200		3,145,662
	XCEL ENERGY INC COM	82000		1,501,420
	XILINX INC COM	38072		782,380
	XL CAP LTD COM STK	42255		475,369
	YAHOO INC COM	95700		1,434,543
	YUM BRANDS INC COM	17600		602,800

	Total Value of Interest in Common Stocks			$375,924,133

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Corporate Bonds and Debentures

	CMO AST SEC CORP COML MTG 1995-D1 CL A-27.59 EXP 8-11-27 FINAL 7-11-27 BEO	18323		$18,585
	CMO BANC AMER COML MTG INC SER 2005-1 CLA4 DUE 11-10-2042 REG	260000		245,959
	CMO BEAR STEARNS COML MTG SECS INC 2003-TOP12 COML MTG CL A4 4.93 08-13-39	575000		532,590
	CMO BEAR STEARNS INC COML MTG PSTRU CTF CL A-2 2001-TOP2 6.48 4-15-11 BE	475000		482,513
	CMO CITIGROUP COML MTG TR 2006-C4 CL A-35.7209 DUE 03-15-2049 REG	150000		127,289
	CMO CITIGROUP/DEUTSCHE BANK COMMERCIAL MORTG SER 2006-CD2 CL A4 1-15-2046 BEO	200000		167,046
	CMO CSFB MTG SECS CORP 2001-CK3 COML MTGPASSTHRU CTF CL A-4 6.53 6-15-34 BE	360000		373,030
	CMO CSFB MTG SECS CORP COML MTG PASSTHRUCTF 2000-C1 CL A-2 7.545 04-15-2062	240401		245,676
	CMO DLJ COML MTG CORP COML MTG PASSTHRU CTF 00-CKP1 CL A-1B 7.18 11-10-2033 BEO	1134224		1,157,660
	CMO GE CAP COML MTG CORP 2002-1 MTG PASSTHRU CTF CL A-3 6.269 12-10-2035	900000		920,398
	CMO GMAC COML MTG SECS INC SER 2000-C2 A2 7.455% DUE 08-16-2033 BEO	41902		42,902
	CMO J P MORGAN CHASE COML MTG SECS CORP 2004-LN2 MTG CL A-2 5.115 07-15-41	410000		362,889
	CMO LB-UBS COML MTG TR SER 2003-C3 CL A44.166% DUE 05-15-2032 REG	860000		793,395
	CMO MERISTAR COML MTG TR SER 1999-C1 CL A1 144A 7.28000020981 DUE 03-03-2016 BEO	3582		3,611
	CMO MERRILL LYNCH MTG TR 2005-CKI1 COML MTG PASSTHRU CTF A6 DUE 11-12-2037 REG	725000		618,399
	CMO MORGAN STANLEY D/WITTER CAP TR 2002 MTG P/THRU CTF CL A-2 5.98 DUE 1-15-39	450000		460,154
	CMO MORGAN STANLEY DEAN WITTER CAP I TR SER 2001-TOP1 CL-A4 6.66 02-15-33 BEO	23079		23,745
	CMO WACHOVIA BK COML MTG TR COML MTG PASS-TH MTG CTF CL A-3 5.679 10-15-48	650000		520,014
	AEP TEX CENT TRANSITION FDG II LLC SER 2006-A CL A5 FLT RT 07-01-2020 BEO	100000		100,784
	CHASE AUTO OWNER 5.36% DUE 01-15-2013	185215		186,116
	MBNA MASTER CR 7% DUE 02-15-2012	770000		779,164
	3M CO CORPBOND 5.7 DUE 03-15-2037 BEO	100000		104,026
	5TH 3RD BK CIN OH MEDIUM TE TRANCHE # SR00014 4.2 DUE 02-23-2010 BEO	250000		249,886
	AEGON N V 4.75% DUE 06-01-2013	385000		349,996
	ALABAMA PWR CO 5.7% DUE 02-15-2033	130000		133,093
	ALCAN INC FORMERLY ALCAN ALUM LTD TO 3/1/01 ALCAN INC 6.45 DUE 3-15-11 BE	105000		108,608
	ALCOA INC 5.87% DUE 02-23-2022	400000		314,756
	ALLSTATE CORP SR NT 5% DUE 08-15-2014/08-16-2004 REG	350000		348,658
	ALTRIA GROUP INC NT 9.7% DUE 11-10-2018 BEO	320000		367,772
	AMERADA HESS CORP NT 7.875% DUE 10-01-2029/09-30-2029 BEO	95000		103,472
	AMERICAN EXPRESS CO NT 7% DUE 03-19-2018REG	225000		220,174
	ANADARKO PETE CORP SR NT 5.95% DUE 09-15-2016/09-19-2006 BEO	225000		222,779
	AOL TIME WARNER INC 6.875 DUE 05-01-2012BEO	460000		493,020
	APPALACHIAN PWR CO APPALACHIAN PWR 5 DUE 06-01-2017/06-07-2005 BEO	165000		155,772
	ARIZONA PUB SVC CO 6.375% DUE 10-15-2011	175000		182,031
	AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	185000		214,594
	AT&T WIRELESS SVCS INC SR NT 7.875% DUE 03-01-2011/02-28-2011 BEO	420000		453,781
	BAXTER INTL INC C CRP BAX 5.375% DUE 06-01-2018 BEO	160000		167,772
	BEAR STEARNS COS INC GLOBAL NT 5.3% DUE 10-30-2015 BEO	245000		242,133
	BELLSOUTH CORP DEB 6.55 DUE 06-15-2034/06-29-2004 BEO	80000		78,380
	BHP BILLITON FIN USA LTD GTD SR NT 4.8 DUE 04-15-2013/04-14-2013 REG	280000		292,294
	BK AMER CORP 5.375 DUE 06-15-2014 BEO	380000		366,393

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Corporate Bonds and Debentures

	BOTTLING GROUP LLC SR NT 4.625 DUE 11-15-2012/11-14-2012 BEO	350000		373,112
	BRISTOL MYERS SQUIBB CO BRISTOL MYER SQB5.875% DUE 11-15-2036 BEO	160000		165,424
	BURL NORTHN SANTA FE CORP DEB 7.95 DUE 08-15-2030/08-14-2030 BEO	210000		246,835
	CAMPBELL SOUP CO 4.875 DUE 10-01-2013 BEO	225000		238,692
	CATERPILLAR INC 7.3 DUE 05-01-2031/04-30-2031 BEO	145000		154,534
	CISCO SYS INC SR NT 5.9 DUE 02-15-2039 REG	150000		148,539
	CITIGROUP INC CITIGROUP INC NOTE 6.125% DUE 11-21-2017 BEO	280000		246,761
	CITIGROUP INC NT GLOBAL 6 DUE 02-21-2012BEO	835000		835,759
	CITIGROUP INC SUB NT 6.125% DUE 08-25-2036 BEO	200000		148,937
	COCA COLA ENTERPRISES INC DEB DTD 11/20/1996 6.95 DUE 11-15-2026 REG	590000		317,116
	COMCAST CABLE COMMUNICATIONS INC 7.125 06-15-13 7.125 06-15-2013 BEO	700000		762,316
	CONOCO INC NT DTD 04/20/1999 6.95% DUE 04-15-2029 BEO	225000		242,172
	CONSOLIDATED EDISON CO N Y INC DEB SER A5.3% DUE 03-01-2035 REG	140000		128,645
	CONSTELLATION ENERGY GROUP INC 7 DUE 04-01-2012 BEO	420000		435,799
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE # TR 00324 4.125 9-15-2009	360000		361,151
	COVIDIEN INTL FIN 6% DUE 10-15-2017	180000		191,740
	COX COMMUNICATIONS 7.125% DUE 10-01-2012	400000		431,020
	CREDIT SUISSE USA INC CS 5.375 20160302 5.375% DUE 03-02-2016 BEO	270000		278,939
	DAIMLERCHRYSLER N AMER HLDG CORP NT 6.5 DUE 11-15-2013 BEO	410000		419,756
	DEUTSCHE BK AG 6% DUE 09-01-2017	210000		214,499
	DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.75% DUE 06-15-2030 BEO	150000		177,345
	DEVON FING CORP U L C DEB 7.875% DUE 09-30-2031/09-29-2031 BEO	255000		299,920
	DIAGEO FINANCE PLC DIAGEO FIN 5.3% DUE 10-28-2015 BEO	235000		247,198
	DISNEY WALT CO NEW MEDIUM TERM NTS BOOK TRANCHE # TR 00046 6.375 DUE 03-01-2012	265000		291,647
	DOMINION RES INC VA NEW BD 5.15% DUE 07-15-2015/07-14-2005 BEO	290000		294,567
	DOW CHEM CO NT DTD 02/08/2001 6.125% DUE 02-01-2011 BEO	350000		357,734
	DU PONT E I DE 5.25% DUE 12-15-2016	235000		245,350
	DUKE ENERGY CORP SR NT 6.25 DUE 01-15-2012/01-14-2012 BEO	85000		91,670
	DUKE ENERGY CORP SR NT SER A 6 DUE 12-01-2028 BEO	130000		132,721
	ENERGY TRANSFER PARTNERS L P SR NT 6.7% DUE 07-01-2018/06-30-2018 BEO	215000		220,087
	ERP OPER LTD PARTNERSHIP C CRP EQR 5.37508/01/16. 5.375% DUE 08-01-2016 BEO	190000		175,470
	EXELON CORP SR NT 4.9% DUE 06-15-2015 BEO	150000		139,909
	FIRSTENERGY CORP NT SER B 6.45% DUE 11-15-2011/11-14-2011 BEO	315000		329,699
	FL PWR & LT CO 1ST MTG BD 5.65 DUE 02-01-2035 REG	80000		81,989
	FRANCE TELECOM SA NT STEP UP 03-01-2031 02-28-2031	15000		19,362
	GEN ELEC CAP CORP MED TERM NTS BO TRANCHE # TR 00811 5.625 DUE 05-01-2018	195000		186,214
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00528 6.75 DUE 03-15-2032	175000		157,444
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00575 5.45 DUE 01-15-2013	350000		359,946
	GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY 5.875% DUE 01-14-2038 BEO	210000		166,395
	GENERAL ELEC CO 5.25% DUE 12-06-2017 BEO	230000		226,348
	GLAXOSMITHKLINE CAP INC GTD NT 5.65% DUE 05-15-2018 BEO	380000		403,048
	GOLDMAN SACHS 6.125% DUE 02-15-2033	105000		97,882
	GOLDMAN SACHS GROUP INC GOLDMAN SACHS GROUP INC 6.6% DUE 01-15-2012 BEO	715000		763,487
	GOLDMAN SACHS GROUP INC GSINC 6.75 10 0137 6.75 DUE 10-01-2037 BEO	260000		232,498
	HALLIBURTON CO 7.45% DUE 09-15-2039	100000		116,496
	HEWLETT PACKARD CO GLOBAL NT 5.5% DUE 03-01-2018 BEO	225000		236,025
	HOME DEPOT INC 5.4% DUE 03-01-2016	250000		250,825
	HONEYWELL INTL INC NT DTD 10/31/2001 6.125 DUE 11-01-2011 BEO	330000		360,936
	HRPT PPTYS TR NT 6.5% DUE 01-15-2013/01-15-2009 BEO	35000		32,244
	HSBC FIN CORP HSBC FIN CORP 5.5 1 19 16 5.5% DUE 01-19-2016/01-19-2006 BEO	200000		189,670
	HSBC HLDGS PLC NT 6.5% DUE 05-02-2036 BEO	100000		98,020
	INTL BUSINESS MACHS CORP DEB DTD 10/30/1995 7 DUE 10-30-2025 REG	210000		238,239
	INTL LEASE FIN CORP 4.75 DUE 01-13-2012 BEO	420000		336,365
	JEFFERIES GROUP INC NEW 6.45 DUE 06-08-2027 BEO	80000		58,796
	JPMORGAN CHASE & CO FORMERLY J P MORGAN 5.15 DUE 10-01-2015 BEO	595000		590,143
	JPMORGAN CHASE CAP 6.55% DUE 09-29-2036	130000		103,272
	KINDER MORGAN ENERGY PARTNERS L P SR NT 2033 7.3 DUE 08-15-2033/08-14-2033 BEO	185000		177,509

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Corporate Bonds and Debentures

	KRAFT FOODS INC NT 6.25% DUE 06-01-2012 BEO	305000		329,746
	KROGER CO NT 7.5 DUE 04-01-2031 BEO	140000		161,179
	LAUDER ESTEE COS INC ESTEE LAUDER COS INC 6.0PCT 01 15 6 DUE 01-15-2012 BEO	175000		186,165
	LOCKHEED MARTIN CORP NT 6.15% DUE 09-01-2036	105000		111,176
	MARSH & MCLENNAN COS INC MARSH & MCLENNAN 5.875 8/1/33	175000		138,335
	MCDONALDS CORP 6.3% DUE 10-15-2037	55000		59,276
	MERCANTILE BANKSHARES CORP SUB NT 4.625%DUE 04-15-2013 BEO	120000		108,642
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY MTN 6.4% DUE 08-28-2017	190000		168,415
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00677 6.875 DUE 04-25-2018	450000		418,384
	MERRILL LYNCH & CO INC TR # 00642 6.05 MTN 08-15-2012 REG	255000		256,458
	METLIFE INC 5 DUE 11-24-2013/11-23-2013 BEO	425000		426,345
	MICROSOFT CORP 5.2% DUE 06-01-2039	80000		77,401
	MORGAN STANLEY FOR EQTY ISSUES SEE 617 MORGAN STANLEY 5.75 DUE 10-18-2016 BEO	200000		192,366
	MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 6.625% DUE 04-01-2018/04-01-2008	300000		300,456
	MORGAN STANLEY MTN 5.45% DUE 01-09-2017/01-09-2007	200000		187,261
	MOTOROLA INC NT 7.625 DUE 11-15-2010 BEO	175000		176,313
	NEWS AMER HLDGS 7.75% DUE 12-01-2045	130000		118,297
	NEXEN INC NT 5.875% DUE 03-10-2035 REG	245000		209,801
	NORFOLK SOUTHN CORP 7.05 NT DUE 05-01-2037 PUTTABLE 5-1-2004 @ PAR	75000		83,628
	NORSK HYDRO A S DEB DTD 06/15/1993 7.75 DUE 06-15-2023 REG	45000		53,221
	NSTAR ELEC CO DEB 4.875% DUE 10-15-2012 REG	70000		72,413
	OESTERREICHISCHE KONTROLLBANK A G GLOBALNT DTD 02/09/06 4.875 02-16-16 REG	320000		328,987
	ONCOR ELEC DELIVERY CO SR SECD NT 6.375 DUE 01-15-2015/01-14-2015 BEO	210000		219,413
	ONEOK PARTNERS L P6.15% DUE 10-01-2016	175000		173,523
	ORACLE CORP NT 5.75% DUE 04-15-2018 BEO	85000		90,093
	PACIFIC GAS & ELEC CO 1ST MTG BD 4.8% DUE 03-01-2014 REG	255000		269,946
	PACIFICORP BD 5.75 DUE 04-01-2037 BEO	235000		239,310
	PETROLEOS MEXICANOS GLOBAL GTD BD 9.5% DUE 09-15-2027 REG	350000		408,394
	PFIZER INC NT 6.2 DUE 03-15-2019	275000		301,178
	PHILIP MORRIS INTL INC NT 5.65% DUE 05-16-2018 REG	135000		141,700
	PITNEY BOWES INC GLOBAL MEDIUM TERM NTS TRANCHE # TR 00013 3.875 6-15-13 REG	70000		71,225
	PRAXAIR INC PRAXAIR NEW DEAL 6.375 DUE 04-01-2012 BEO	210000		231,988
	PROCTER & GAMBLE CO NT 4.95% DUE 08-15-2014/08-10-2004 BEO	305000		328,591
	PROGRESS ENERGY INC SR NT 7.1 DUE 03-01-2011 BEO	140000		149,176
	PROGRESS ENERGY SR NT 7.05 DUE 03-15-2019	230000		255,648
	PRUDENTIAL FINL INC MEDIUM TERM NTS BOOKTRANCHE # 00009 5.5 DUE 03-16-2016 REG	370000		348,696
	RAYTHEON CO 4.85 DUE 01-15-2011/01-14-2011 BEO	365000		380,542
	REALTY INCOME CORP 5.95% DUE 09-15-2016/09-14-2016	200000		178,539
	ROGERS 6.8% DUE 08-15-2018	185000		200,444
	ROYAL KPN NV 8 DUE 10-01-2010	420000		441,291
	SAFEWAY INC NT 4.95% DUE 08-16-2010/08-12-2004 BEO	270000		275,598
	SBC COMMUNICATIONS 5.1% DUE 09-15-2014	420000		437,943
	SCHERING PLOUGH CORP SR NT 6.75% DUE 12-01-2033/11-26-2003 REG	190000		208,951
	SHELL INTL FIN B V GTD NT 6.375% DUE 12-15-2038/12-11-2008 BEO	70000		75,877
	SLM CORP MEDIUM TERM NTS BOOK ENTRY 5% DUE 10-01-2013 BEO	350000		284,549
	SOUTHN CAL EDISON CO SOUTHN CA EDISON CO5 DUE 01-15-2014/01-14-2014 BEO	245000		258,936
	SUNCOR ENERGY INC NT 6.1% DUE 06-01-2018BEO	225000		226,594
	TARGET CORP BONDS 7 DUE 07-15-2031 BEO	130000		134,292
	TELECOM ITALIA CAP ***TELECOM ITALIA CAPITAL SA NOTES 5.25 DUE 10-01-2015 BEO	260000		251,336
	TELEFONICA 7.045% DUE 06-20-2036	150000		166,112
	TIME WARNER CABLE INC DEB 7.3% DUE 07-01-2038 BEO	200000		208,215
	TN GAS PIPELN CO DEB DTD 03/13/1997 7.625 DUE 04-01-2037 REG	150000		150,094
	TRANSCANADA 6.2% DUE 10-15-2037	190000		194,911
	UBS AG STAMFORD BRH MT SR DEP TRANCHE # SR 00047 5.875 07-15-2016 REG	200000		173,814
	UNILEVER CAP CORP NT 7.125% DUE 11-01-2010/10-24-2000 BEO	200000		213,844
	UNION PAC CORP DEB DTD 02/01/1999 6.625% DUE 02-01-2029 BEO	50000		51,422
	UNITEDHEALTH GROUP INC UNITED HEALTHCAR 5.375% DUE 03-15-2016 BEO	150000		141,783
	UNITEDHEALTH GROUP INC UNITEDHEALTH GROUP INC 4.875% DUE 04-01-2013 BEO	85000		85,664
	US BANK NATL ASSN 4.95% DUE 10-30-2014	250000		259,673
	UTD TECHNOLOGIES CORP NT DTD 08/04/1998 6.7 DUE 08-01-2028 BEO	85000		89,004

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Corporate Bonds and Debentures

	VALE OVERSEAS LTD VALE OVERSEAS 6.875 1121 36 6.875% DUE 11-21-2036 BEO	150000		144,210
	VALERO ENERGY CORP 7.5% DUE 04-15-2032	255000		239,915
	VERIZON GLOBAL FDG CORP NT 7.75 DUE 12-01-2030 BEO	285000		319,852
	VIACOM INC NT 7.875 DUE 07-30-2030 BEO	155000		123,333
	VIACOM INC SR NT 6.875% DUE 04-30-2036/10-18-2006	125000		116,855
	VODAFONE GROUP PLC NEW BD 5.625% DUE 02-27-2017 BEO	130000		132,248
	WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00009 6.6 DUE 01-15-2038	170000		165,514
	WAL-MART STORES INC BD 5.25% DUE 09-01-2035 REG	245000		233,282
	WASTE MGMT INC DEL SR NT 6.1% DUE 03-15-2018/03-06-2008 BEO	170000		167,733
	WELLPOINT INC WELLPOINT INC 5.875 20170615 5.875 DUE 06-15-2017 BEO	160000		156,828
	WELLS FARGO & CO NEW WELLS FARGO CO 5.625% DUE 12-11-2017 BEO	305000		300,626
	WELLS FARGO BK NATL ASSN SUB NT ACCREDITED INVS 5.75% DUE 05-16-2016 BEO	250000		246,199
	WYETH WYE 5.50 02/01/2014 5.5% DUE 02-01-2014/12-16-2003 BEO	315000		339,013
	FORD MTR CO DEL SR NT CONV 4.25 DUE 12-15-2036 REG	1389000		1,163,288

	Total Value of Interest in Corporate Bonds and Debentures			$44,490,995

Value of Interest in Participant Loans

*PARTICIPANT LOAN ASSET — HARRIS CORP.	3.25% to 10.5% Maturing through 2019	$36,636,578

Total Value of Interest in Participant Loans		$36,636,578

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	BK AMER CORP MED TRM NTS SER L BK FDIC GTD TRNCHE # TR 00007 2.1 DUE 04-30-12	565000		$568,995
	CITIGROUP INC FDIC GTD TLGP GTD NT 2.125 DUE 04-30-2012 REG	660000		664,213
	FEDERAL HOME LN MTG CORP POOL #781884 5.124% 08-01-2034 BEO	87238		90,667
	FEDERAL HOME LN MTG CORP POOL #97-2200 5.447% 03-01-2036 BEO	111648		116,319
	FEDERAL HOME LN MTG CORP POOL #A1-5349 5% 11-01-2033 BEO	61366		62,872
	FEDERAL HOME LN MTG CORP POOL #A2-0151 4.5% 03-01-2034 BEO	126697		126,964
	FEDERAL HOME LN MTG CORP POOL #A4-7056 5% 09-01-2035 BEO	3540238		3,621,554
	FEDERAL HOME LN MTG CORP POOL #B15080 3.5% 06-01-2019 BEO	105712		103,261
	FEDERAL HOME LN MTG CORP POOL #C1-9286 6% 12-01-2028 BEO	13105		13,844
	FEDERAL HOME LN MTG CORP POOL #C7-8533 5.5% 04-01-2033 BEO	232154		241,132
	FEDERAL HOME LN MTG CORP POOL #C9-0691 5.5% 07-01-2023 BEO	61852		64,429
	FEDERAL HOME LN MTG CORP POOL #D5-1845 5.5% 04-01-2024 BEO	20632		21,481
	FEDERAL HOME LN MTG CORP POOL #E01545 5%01-01-2019 BEO	476982		495,673
	FEDERAL HOME LN MTG CORP POOL #E9-7877 4% 08-01-2018 BEO	159704		163,530
	FEDERAL HOME LN MTG CORP POOL #G0-1519 6% 02-01-2033 BEO	120250		126,770
	FEDERAL HOME LN MTG CORP POOL #G0-1740 5.5% 12-01-2034 BEO	1665455		1,728,821
	FEDERAL HOME LN MTG CORP POOL #G01919 4%09-01-2035 BEO	98357		96,404
	FEDERAL HOME LN MTG CORP POOL #G0-2109 6% 03-01-2036 BEO	805934		844,594
	FEDERAL HOME LN MTG CORP POOL #G08006 6%08-01-2034 BEO	799280		840,618
	FEDERAL HOME LN MTG CORP POOL #G0-8061 5.5% 06-01-2035 BEO	312192		323,777
	FEDERAL HOME LN MTG CORP POOL #G0-8088 6.5% 10-01-2035 BEO	279183		297,679
	FEDERAL HOME LN MTG CORP POOL #G0-8344 4.5% 05-01-2039 BEO	998174		997,473
	FEDERAL HOME LN MTG CORP POOL #G1-2394 5% 05-01-2021 BEO	109011		113,518
	FEDERAL HOME LN MTG CORP POOL #G1-8171 5% 03-01-2022 BEO	1009764		1,047,094
	FEDERAL HOME LN MTG CORP POOL #P1-0032 4.5% 05-01-2018 BEO	100103		103,524
	FHLB BD 4.875 11-18-2011	750000		811,271
	FHLB BD 5.125 08-14-2013	450000		495,677
	FHLB NT 3.875 06-14-2013	360000		379,458
	FHLB PREASSIGN 00358 4.875 05-17-2017	240000		258,869
	FHLB TRANCHE # TR 00130 5.25 06-18-2014	1360000		1,510,047
	FHLMC 30 YEAR PARTICIPATION CERTIFICATE (PC) 5% 30 YEARS SETTLES JULY	700000		713,563
	FHLMC DTD 05/23/2008 3.75 06-28-2013	400000		422,180
	FHLMC DTD 10/25/2000 6.75 03-15-2031	45000		56,201
	FHLMC FEDERAL HOME LN MTG CORP 4.500 4.###-##-####	830000		897,345
	FHLMC GOLD A1-5088 5.5 10-01-2033	1337894		1,389,633
	FHLMC GOLD A1-7908 6.5 01-01-2034	203934		218,114
	FHLMC GOLD A2-8017 6 10-01-2034	971108		1,021,333
	FHLMC GOLD A3-6995 5.5 09-01-2035	1239497		1,285,493
	FHLMC GOLD C01385 6.5 08-01-2032	111087		119,228
	FHLMC GOLD C01614 4.5 08-01-2033	417539		418,681
	FHLMC GOLD C2-0273 6 06-01-2028	22596		23,834
	FHLMC GOLD C53726 6.5 06-01-2031	37539		40,337
	FHLMC GOLD C55070 7.5 07-01-2031	467		505
	FHLMC GOLD C61982 5.5 12-01-2031	122089		126,949
	FHLMC GOLD C77210 5.5 02-01-2033	257969		267,945
	FHLMC GOLD C9-0135 7.5 04-01-2016	3901		4,261
	FHLMC GOLD C90492 6 11-01-2021	76511		80,892
	FHLMC GOLD C90653 5 04-01-2023	64345		66,377
	FHLMC GOLD D9-7672 5.5 04-01-2028	644792		671,129
	FHLMC GOLD E01307 5 02-01-2018	46590		48,482
	FHLMC GOLD E90266 6 06-01-2017	11595		12,339
	FHLMC GOLD G0-8238 6.5 12-01-2037	416198		443,357
	FHLMC GOLD G1-0740 7.5 08-01-2009	18		18

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	FHLMC GOLD G1-2088 4.5 05-01-2019	394142		409,296
	FHLMC GOLD G1-2090 5.5 10-01-2017	53530		56,412
	FHLMC GOLD G1-2091 5.5 10-01-2020	445166		466,910
	FHLMC GOLD GROUP E82517 7 02-01-2016	8204		8,746
	FHLMC GOLD POOL C48593 6 03-01-2031	6122		6,454
	FHLMC GOLD SINGLE FAMILY 5.5 30 YEARS SETTLES JUL	750000		775,547
	FHLMC GROUP #E63092 6 MTG PARTN CTF DUE 03-01-2011 REG	9689		10,256
	FHLMC GROUP #G00363 8.0 MTG PARTN CTF DUE 06-01-2025 REG	8754		9,693
	FHLMC MULTICLASS FHLMC #E0-1323 4.5 03-01-2018	243161		250,137
	FHLMC NTS 5.125 07-15-2012	700000		768,433
	FHLMC POOL #1B-0809 4.791 04-01-2033	81142		83,870
	FHLMC POOL #1B2692 ADJ RT 12-01-2034	102285		105,486
	FHLMC POOL #1B-7484 ADJ RT 08-01-2037	772627		810,008
	FHLMC POOL #1L-0125 ADJ RT 12-01-2034	200297		207,955
	FHLMC POOL #1L-1415 ADJ RT 06-01-2036	67101		68,830
	FHLMC POOL #781071 ADJ RT 11-01-2033	55139		57,324
	FHLMC POOL #78-1392 ADJ RT 04-01-2034	109319		109,474
	FHLMC POOL #78-1681 ADJ RT 06-01-2034	105396		109,758
	FHLMC POOL #78-2548 ADJ RT 06-01-2035	48571		49,635
	FHLMC POOL #78-9922 ADJ RT 10-01-2032	80921		80,678
	FHLMC POOL #84-7154 ADJ RT 05-01-2033	383505		394,886
	FHLMC PREASSIGN 00012 5 02-16-2017	1100000		1,201,657
	FHLMC PREASSIGN 00038 4.875 06-13-2018	360000		388,040
	FNMA 30 YEAR PASS-THROUGHS 5.5% 30 YEARS SETTLES JULY	1200000		1,240,874
	FNMA 4.375 DUE 03-15-2013 REG	1370000		1,477,842
	FNMA 6 DUE 05-15-2011 REG	1545000		1,682,242
	FNMA 7.125 01-15-2030	315000		405,777
	FNMA NT 6.125 03-15-2012	1300000		1,456,560
	FNMA POOL #190541 7% DUE 01-01-2024	30267		33,280
	FNMA POOL #250141 6.5% DUE 07-01-2014	358		386
	FNMA POOL #250495 7% 03-01-2026 BEO	6007		6,595
	FNMA POOL #251498 6.5% DUE 02-01-2028 REG	7682		8,296
	FNMA POOL #252164 5.5% DUE 12-01-2013 REG	3325		3,509
	FNMA POOL #254044 6.5% DUE 10-01-2021 REG	86795		93,776
	FNMA POOL #254087 7% DUE 11-01-2016 REG	9631		10,235
	FNMA POOL #254146 6% DUE 01-01-2032	74304		78,472
	FNMA POOL #254196 6% DUE 02-01-2017	542101		577,897
	FNMA POOL #254232 6.5% DUE 03-01-2022	78767		84,802
	FNMA POOL #254262 6% DUE 04-01-2032	37027		39,080
	FNMA POOL #254473 5.5% DUE 10-01-2017 REG	45302		47,883
	FNMA POOL #254766 5% 06-01-2033 BEO	297047		304,404
	FNMA POOL #254802 4.5% 07-01-2018 BEO	216133		224,511
	FNMA POOL #254837 4.5% 07-01-2010 BEO	38644		39,586
	FNMA POOL #254942 4% 10-01-2018 BEO	158571		162,469
	FNMA POOL #255412 6% 10-01-2034 BEO	935621		984,887
	FNMA POOL #257132 5% 03-01-2028 BEO	769656		790,358
	FNMA POOL #257137 7% 03-01-2038 BEO	621450		674,950
	FNMA POOL #262270 6% DUE 12-01-2023 REG	23924		25,193
	FNMA POOL #313275 7.5% DUE 04-01-2026	35131		38,309
	FNMA POOL #337758 6.5 GTD MTG PASS THRU CTF DUE 03-01-2026 REG	21959		23,712
	FNMA POOL #352662 5.5% DUE 02-01-2013 REG	27034		28,532
	FNMA POOL #406605 6% DUE 05-01-2024 REG	30998		32,642
	FNMA POOL #420499 6% DUE 03-01-2028 REG	55164		58,396
	FNMA POOL #433414 6% DUE 08-01-2028 REG	45986		48,681
	FNMA POOL #486562 5.5% DUE 02-01-2014 REG	12739		13,445
	FNMA POOL #491672 6.5% DUE 03-01-2029 REG	13772		14,846
	FNMA POOL #50911 6.50000 GTD MTG PASS THRU CTF DUE 09-01-2023 REG	86629		92,453
	FNMA POOL #545879 6.5% DUE 09-01-2032 REG	28644		30,815
	FNMA POOL #555000 6% DUE 10-01-2032 REG	814977		860,183
	FNMA POOL #581519 8.5% DUE 06-01-2031 BEO	408		444
	FNMA POOL #581659 6% DUE 07-01-2031 REG	50601		53,503
	FNMA POOL #585950 6.5% DUE 06-01-2031 REG	22749		24,473
	FNMA POOL #610079 7% 10-01-2031 BEO	13966		15,296
	FNMA POOL #611014 5.5% DUE 01-01-2017 REG	24209		25,588

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	FNMA POOL #615519 6% 11-01-2031 BEO	18355		19,385
	FNMA POOL #615543 7% DUE 11-01-2031 REG	17286		18,933
	FNMA POOL #618250 6% DUE 01-01-2032 REG	254223		268,483
	FNMA POOL #624294 5% 02-01-2017 BEO	6997		7,328
	FNMA POOL #626455 5.5% DUE 01-01-2032 REG	75734		78,757
	FNMA POOL #626810 6% DUE 06-01-2017 REG	35823		38,166
	FNMA POOL #639085 6.5% DUE 05-01-2032 REG	24304		26,138
	FNMA POOL #644903 5% DUE 06-01-2017 REG	39981		41,921
	FNMA POOL #648174 6% DUE 06-01-2032 REG	29450		31,084
	FNMA POOL #649303 7% DUE 04-01-2032 REG	32868		35,968
	FNMA POOL #654260 ADJ RT DUE 11-01-2032 REG	68813		69,824
	FNMA POOL #656877 6% DUE 08-01-2032 REG	56933		60,091
	FNMA POOL #661452 6.5% DUE 07-01-2032 REG	43660		47,198
	FNMA POOL #663332 5.5% DUE 09-01-2032 REG	43434		45,168
	FNMA POOL #670909 5.5% DUE 12-01-2022 REG	53922		56,209
	FNMA POOL #674970 5% DUE 12-01-2017 REG	89923		94,287
	FNMA POOL #677758 5.5% DUE 03-01-2033 REG	411532		427,575
	FNMA POOL #678182 5.5% DUE 01-01-2018 REG	26464		27,971
	FNMA POOL #683100 5.5% 02-01-2018 BEO	530495		559,430
	FNMA POOL #695003 5% DUE 03-01-2033 REG	81468		83,625
	FNMA POOL #695403 5% DUE 06-01-2033 REG	1610414		1,655,908
	FNMA POOL #695727 4.5% DUE 04-01-2018 REG	48713		50,617
	FNMA POOL #695844 5% 04-01-2018 BEO	372693		390,663
	FNMA POOL #703726 5% DUE 02-01-2033 REG	171899		177,271
	FNMA POOL #705118 4.918% 05-01-2033 BEO	95418		98,083
	FNMA POOL #711210 5.5% DUE 05-01-2033 REG	69615		72,329
	FNMA POOL #713823 4.5% DUE 06-01-2018 REG	127828		132,782
	FNMA POOL #721537 5% DUE 07-01-2033 REG	27340		28,015
	FNMA POOL #722777 ADJ RT DUE 09-01-2033 REG	69700		70,301
	FNMA POOL #725314 5% 04-01-2034 BEO	415643		425,905
	FNMA POOL #725762 6% 08-01-2034 BEO	34695		36,576
	FNMA POOL #725773 5.5% 09-01-2034 BEO	1419540		1,473,992
	FNMA POOL #725866 4.5% 09-01-2034 BEO	148620		149,352
	FNMA POOL #726873 5% DUE 07-01-2033 REG	374577		383,825
	FNMA POOL #729760 5.5% 06-01-2033 BEO	77501		80,522
	FNMA POOL #730153 5.5% DUE 08-01-2033 REG	276968		287,765
	FNMA POOL #731314 5.5% 08-01-2033 BEO	67421		70,049
	FNMA POOL #735171 ADJ RT DUE 01-01-2035 REG	66328		68,853
	FNMA POOL #735224 5.5% 02-01-2035 BEO	498059		517,476
	FNMA POOL #735503 6% 04-01-2035 BEO	540389		569,688
	FNMA POOL #737556 5.5% DUE 09-01-2033 REG	185233		192,454
	FNMA POOL #741897 5% 10-01-2033 BEO	532021		545,156
	FNMA POOL #743170 4.5% 10-01-2033 BEO	407945		410,271
	FNMA POOL #744462 5% 09-01-2033 BEO	176756		181,120
	FNMA POOL #745275 5% DUE 02-01-2036 REG	406363		415,824
	FNMA POOL #746299 4.107% 09-01-2033 BEO	157691		162,189
	FNMA POOL #755242 5.5% DUE 11-01-2033 REG	122112		126,872
	FNMA POOL #755248 5.5% DUE 11-01-2033 REG	263996		274,287
	FNMA POOL #756744 5% 12-01-2033 BEO	22278		22,828
	FNMA POOL #758796 5% DUE 12-01-2033 REG	534051		547,235
	FNMA POOL #763516 4% 02-01-2034 BEO	87945		86,608
	FNMA POOL #767342 ADJ RT DUE 08-01-2034 REG	26886		27,863
	FNMA POOL #769807 5.5% 03-01-2034 BEO	782807		813,324
	FNMA POOL #770082 4.5% 03-01-2019 BEO	944433		979,564
	FNMA POOL #786458 5% 05-01-2034 BEO	127164		130,204
	FNMA POOL #790003 6% DUE 08-01-2034 BEO	612837		645,106
	FNMA POOL #798084 6% DUE 02-01-2035 REG	827396		870,963
	FNMA POOL #803594 4.464% 10-01-2034 BEO	80367		82,850

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	FNMA POOL #827804 6% 03-01-2035 BEO	150386		158,822
	FNMA POOL #828451 ADJ RT DUE 06-01-2035 REG	288908		301,066
	FNMA POOL #840012 6% DUE 10-01-2035 REG	1693585		1,778,529
	FNMA POOL #841031 5.263% 11-01-2035 BEO	68756		71,741
	FNMA POOL #848368 ADJ RT DUE 12-01-2035 REG	93730		94,580
	FNMA POOL #903165 ADJ RT DUE 11-01-2036 REG	185956		194,058
	FNMA POOL #907896 ADJ RT DUE 12-01-2036 REG	304715		318,746
	FNMA POOL #910181 ADJ RT DUE 03-01-2037 REG	592865		622,006
	FNMA POOL #918554 5.5% DUE 06-01-2037 REG	1183947		1,225,477
	FNMA POOL #922886 ADJ RT DUE 02-01-2037 REG	53588		56,487
	FNMA POOL #937346 6.5% DUE 06-01-2037 REG	1695970		1,810,448
	FNMA POOL #940624 6% 08-01-2037 BEO	1831617		1,918,905
	FNMA POOL #967254 5.5% 12-01-2037 BEO	892361		923,663
	FNMA POOL #987077 5.5% 08-01-2038 BEO	865264		895,567
	FNMA POOL #AA6951 4.5% 05-01-2039 BEO	997464		999,256
	FNMA PREASSIGN 00310 5.125 01-02-2014	315000		322,522
	FNMA PREASSIGN 00480 2.75 03-13-2014	350000		351,434
	FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JULY	1000000		974,063
	FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES JULY	1550000		1,551,454
	FNMA SINGLE FAMILY MORTGAGE 5% 30	700000		714,218
	GNMA I SINGLE FAMILY MORTGAGE 5% 30	250000		255,313
	GNMA I SINGLE FAMILY MORTGAGE 5.5% 30	500000		517,188
	GNMA POOL #002274 6 08-20-2011 BEO	4053		4,229
	GNMA POOL #003238 SER 2032 6% DUE 05-20-2032 REG	46220		48,264
	GNMA POOL #003368 4.5% 04-20-2018 BEO	32801		33,955
	GNMA POOL #003389 5% 05-20-2033 BEO	64165		65,488
	GNMA POOL #212183 SER 2017 8.5% DUE 06-15-2017 REG	62411		67,689
	GNMA POOL #455809 SER 2027 7% DUE 10-15-2027 REG	3065		3,340
	GNMA POOL #458928 SER 2013 6% DUE 10-15-2013 REG	30810		32,932
	GNMA POOL #460846 SER 2013 6.5% DUE 06-15-2013 REG	4967		5,306
	GNMA POOL #487198 SER 2029 6% DUE 05-15-2029 REG	12253		12,905
	GNMA POOL #515457 SER 2015 7% DUE 08-15-2015 REG	5460		5,856
	GNMA POOL #518643 SER 2029 7.5% DUE 12-15-2029 REG	7364		8,083
	GNMA POOL #552235 SER 2031 6% DUE 12-15-2031 REG	8725		9,189
	GNMA POOL #569502 5% 01-15-2017 BEO	74479		78,536
	GNMA POOL #595891 5% 07-15-2033 BEO	103785		106,626
	GNMA POOL #614629 SER 2018 5% DUE 07-15-2018 REG	144965		152,838
	GNMA POOL #622630 SER 2033 5.5% DUE 11-15-2033 REG	86305		89,802
	GNMA POOL #628058 SER 2033 5.5% DUE 12-15-2033 REG	143461		149,275
	GNMA POOL #628068 5.5% 04-15-2034 BEO	246105		255,694

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	GNMA POOL #640904 SER 2035 5% DUE 04-15-2035 REG	346476		355,314
	GNMA POOL #649519 SER 2035 5.5% DUE 10-15-2035 REG	959095		995,566
	GNMA POOL #677176 SER 2038 5.5% DUE 06-15-2038 REG	832574		862,413
	GNMA POOL #678949 SER 2037 6.5% DUE 10-15-2037 REG	436665		464,618
	GNMA POOL #702046 5% 06-15-2039 BEO	750000		767,256
	GNMA POOL #716785 SER 2039 4.5% DUE 04-15-2039 REG	800000		802,039
	GNMA POOL #781830 SER 2034 5% DUE 11-15-2034 REG	162065		165,746
	GNMA POOL #782372 5% 07-15-2038 BEO	324918		332,442
	GNMA TBA POOL 6% 30 YR JUL	1600000		1,669,000
	GNMAII POOL #001590 7.5% DUE 02-20-2024 REG	5260		5,739
	GNMAII POOL #002591 7% DUE 05-20-2028 REG	34978		38,014
	GNMAII POOL #003095 SER 2031 6.5% DUE 06-20-2031 REG	33527		36,140
	GNMAII POOL #003228 SER 2032 6.5% DUE 04-20-2032 REG	32170		34,588
	GNMAII POOL #003428 SER 2033 5% DUE 08-20-2033 BEO	75695		77,128
	GNMAII POOL #003800 SER 2020 4.5% DUE 12-20-2020 REG	89912		92,715
	GNMAII POOL #634924 SER 2034 5.5% DUE 11-20-2034 REG	143636		148,160
	JPMORGAN CHASE & CO FDIC GTD TLGP SR NT 3.125% DUE 12-01-2011 BEO	650000		673,928
	UNITED STATES TREAS BDS 00203 5% DUE 05-15-2037 REG	210000		233,658
	UNITED STATES TREAS BDS 00205 4.375% DUE 02-15-2038 REG	525000		530,086
	UNITED STATES TREAS BDS 8 1/8% 15/5/2021USD1000 8.125% DUE 05-15-2021 REG	350000		486,063
	UNITED STATES TREAS BDS 8% 11/15/2021 USD1000 8% DUE 11-15-2021/04-29-1999 REG	385000		532,924
	UNITED STATES TREAS BDS 9.25% DUE 02-15-2016 REG	350000		481,797
	UNITED STATES TREAS BDS BD DTD 11/16/1998 5.25% DUE 11-15-2028 REG	265000		298,374
	UNITED STATES TREAS BDS DTD 00206 4.5% DUE 05-15-2038 REG	315000		325,090
	UNITED STATES TREAS BDS DTD 00209 3.5% DUE 02-15-2039 REG	100000		86,406
	UNITED STATES TREAS BDS DTD 00210 4.25% DUE 05-15-2039 REG	500000		494,375
	UNITED STATES TREAS BDS DTD 02/15/1995 7.625% DUE 02-15-2025 REG	600000		839,437
	UNITED STATES TREAS BDS DTD 02/15/2000 6.25% DUE 05-15-2030 REG	175000		222,195
	UNITED STATES TREAS BDS DTD 02/15/2001 5.375 15 FEB 2031	190000		218,263
	UNITED STATES TREAS BDS DTD 02/15/2006 4.5% DUE 02-15-2036 REG	565000		581,685
	UNITED STATES TREAS BDS DTD 08/15/1993 6.25% DUE 08-15-2023 REG	1420000		1,737,282
	UNITED STATES TREAS BDS DTD 11/15/1997 6.125% DUE 11-15-2027 REG	235000		290,225
	UNITED STATES TREAS NTS 2.375 DUE 08-31-2010 REG	1115000		1,138,520
	UNITED STATES TREAS NTS 4% NTS 15/08/18 USD1000 4% DUE 08-15-2018 REG	505000		525,239
	UNITED STATES TREAS NTS 4.75 DUE 08-15-2017 BEO	1450000		1,593,981
	UNITED STATES TREAS NTS 5 DUE 08-15-2011 REG	1955000		2,118,274
	UNITED STATES TREAS NTS BONDS 1.375% DUE 02-15-2012 REG	2800000		2,805,687
	UNITED STATES TREAS NTS DTD 00032 4.25% DUE 08-15-2013 REG	700000		760,430
	UNITED STATES TREAS NTS DTD 00040 4.25% DUE 11-15-2013 REG	1605000		1,743,306

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in U.S. Government Securities

	UNITED STATES TREAS NTS DTD 00141 4.625%DUE 10-31-2011 REG	1780000		1,921,149
	UNITED STATES TREAS NTS DTD 00230 1.375%DUE 05-15-2012 REG	1600000		1,596,256
	UNITED STATES TREAS NTS DTD 00231 3.125%DUE 05-15-2019 REG	1800000		1,744,884
	UNITED STATES TREAS NTS DTD 00236 2.25% DUE 05-31-2014 REG	1200000		1,191,000
	UNITED STATES TREAS NTS DTD 02/15/2001 5% DUE 02-15-2011 BEO	1920000		2,050,276
	UNITED STATES TREAS NTS DTD 3.875 DUE 02-15-2013 REG	50000		53,547
	UNITED STATES TREAS NTS NT 4.25 DUE 08-15-2015 REG	295000		318,416
	UNITED STATES TREAS NTS NT 4.25% DUE 11-15-2014 REG	505000		547,136
	UNITED STATES TREAS NTS NT 5.125% DUE 05-15-2016 REG	2015000		2,269,551
	UNITED STATES TREAS NTS NTS 2.75% DUE 02-15-2019 REG	695000		652,542
	UNITED STATES TREAS NTS TR NT WI 2.125% DUE 04-30-2010 REG	2270000		2,301,655
	UNITED STATES TREAS NTS UNITED STATES TREAS NOTES 3.375% DUE 07-31-2013 REG	1100000		1,158,093
	UNITED STATES TREAS NTS UNITED STATES TREAS NTS 3.5% DUE 02-15-2018 REG	500000		503,555
	UNITED STATES TREAS NTS US TREASURY NOTE/BOND 3.125% DUE 04-30-2013 REG	385000		401,754
	UNITED STATES TREAS NTS US TREASURY T-NOTE 3.125% DUE 09-30-2013 REG	1815000		1,887,175
	US OF AMER TREAS NOTES 3.75 DUE 11-15-2018 REG	735000		749,582
	US TREAS 7.875 BD 2-15-2021 REG	610000		830,649
	US TREAS BDS USD1000 7.25 DUE 05-15-2016REG	350000		440,316
	US TREAS BDS USD1000 8.125 DUE 08-15-2019 REG	560000		768,600
	US TREAS NTS 3.375 NTS 30/06/2013 USD1000 3.375 DUE 06-30-2013 REG	1300000		1,368,047
	US TREAS NTS 3.875 NTS 15/05/2018 USD1000 3.875 DUE 05-15-2018 REG	400000		413,031
	US TREAS NTS 5.75 DUE 08-15-2010 REG	4815000		5,092,801
	US TREAS NTS DTD 00229 1.875 DUE 04-30-2014 REG	675000		659,178
	US TSY 4.50 15FEB16	1555000		1,694,950
	TENNESSEE VALLEY AUTH PWR BD SER C DTD 03/15/1998 6% DUE 03-15-2013 REG	350000		392,564
	UTD STATES TREAS NTS 2.75 NT 31/10/2013 USD1000 2.75 DUE 10-31-2013 REG	870000		890,730

	Total Value of Interest in U.S. Government Securities			$132,842,712

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common/Collective Trust Funds
	MFB NTGI-QM COLLECTIVE DAILY AGGREGATE BOND FUND LENDING TIER H	62965		$24,421,175
	MFB NTGI-QM COLLECTIVE DAILY LEHMAN AGGREGATE BD INDEX FD — NON LENDING	164636		16,840,160
	NTGI COLTV GOVT STIF REGISTERED	17043278		17,043,287
	MFB NTGI-QM COLLECTIVE DAILY RUSSELL 1000 INDEX FUND — NON LENDING	16964134		140,768,383
	MFB NTGI-QM COLLECTIVE DAILY EXTENDED EQUITY MARKET INDEX FUND — LENDING	322066		59,797,291
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	358976		43,316,609
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	103294		14,787,929
	MFB NTGI-QM COLTV DAILY S&P 500 EQTY	36936		94,289,113
	MFB NTGI-QM COLTV DAILY S&P500 EQTY	24136		62,024,458
	MFO PYRAMIS INDEX LIFECYCLE 2000	193505		1,770,568
	MFO PYRAMIS INDEX LIFECYCLE 2005	232478		1,985,364
	MFO PYRAMIS INDEX LIFECYCLE 2010	1313848		11,062,601
	MFO PYRAMIS INDEX LIFECYCLE 2015	2548741		20,925,166
	MFO PYRAMIS INDEX LIFECYCLE 2020	3137080		23,935,922
	MFO PYRAMIS INDEX LIFECYCLE 2025	3346397		25,097,975
	MFO PYRAMIS INDEX LIFECYCLE 2030	2265238		15,879,319
	MFO PYRAMIS INDEX LIFECYCLE 2035	1762359		12,195,528
	MFO PYRAMIS INDEX LIFECYCLE 2040	1448448		9,863,928
	MFO PYRAMIS INDEX LIFECYCLE 2045	1206383		8,215,471
	MFO PYRAMIS INDEX LIFECYCLE 2050	689041		4,602,794
	WELLS FARGO SHORT TERM INVESTMENT FUND A	50393552		50,393,552
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO, NA FIXED INCOME FUND A	5991675		111,711,375
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO, NA FIXED INCOME FUND D	11640647		124,245,294
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO, NA FIXED INCOME FUND E	6196586		111,368,009
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO, NA FIXED INCOME FUND F	23694235		271,924,287

	Total Value of Interest in Common/Collective Trust Funds			$1,278,465,558

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Registered Investment Companies

	MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	1133588		$33,350,171
	MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1093663		130,518,412
	MFO RESV INVT FDS INC	5530839		5,530,839
	MFO RIDGEWORTH FDS INSTL US GOVT SECS MONEY MKT	80396070		80,396,070
	MFO HARTFORD SER FD INC SMALL CO HLS FD CL IA	3886545		43,879,091

	Total Value of Interest in Registered Investment Companies			$293,674,583

Value of Interest in Foreign Bonds

	ASIAN DEV BK BD 5.82% DUE 6-16-2028 REG EUROPEAN INVT BK EIB 10YR GLBL	525000		$572,688
	EUROPEAN INVT BK EIB 10 YR GLOBAL BD 5.125 DUE 05-30-2017 BEO	260000		277,899
	KREDITANSTALT FUR WIEDERAUFBAU KFW GLOBAL NT 5.125% DUE 03-14-2016 REG	735000		796,476
	BRAZIL FEDERATIVE REP BD 7.125% DUE 01-20-2037 REG	225000		241,875
	BRAZIL FEDERATIVE REP US$ GLOBAL BD 10.125% DUE 05-15-2027 BEO	100000		137,000
	HUNGARY REP NT 4.75 DUE 02-03-2015 REG	185000		163,606
	ITALY REP NT 4.5% DUE 01-21-2015 REG	490000		505,639
	QUE PROV CDA BD 5.125 DUE 11-14-2016 BEO	270000		281,131
	MALAYSIA NT 7.5% DUE 07-15-2011 BEO	140000		153,442
	SOUTH AFRICA REP NT 7.375% DUE 04-25-2012 REG	175000		187,250
	ONTARIO PROV CDA NT 4.95% DUE 11-28-2016BEO	290000		296,648
	UTD MEXICAN STS MTN TRANCHE # TR 00019 5.625 DUE 01-15-2017 REG	595000		600,950

	Total Value of Interest in Foreign Bonds			$4,214,604

Value of Interest in Municipal and Provincial Bonds

	LANDWIRTSCHAFTLICHE RENTENBANK GLOBAL NT5.125% DUE 02-01-2017 BEO	145000		$153,852
	CALIFORNIA ST 7.55% 04-01-2039 BEO TAXABLE	140000		128,821
	IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024	460000		410,122
	NOVA SCOTIA PROV CDA NOVA SCOTIA PROVINCE 5.75% DUE 02-27-2012 BEO	140000		147,719

	Total Value of Interest in Municipal and Provincial Bonds			$840,514

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year) (continued)
July 3, 2009

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Synthetic Guaranteed Investment Contract Wrappers

	GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 2.21% MATURITY 00/00/0000 SYNTHETIC WRAPPER			$0
	JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 2.72% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 2.03% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G- 27236.01.0001 RATE 3.08% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	MONUMENTAL LIFE INSURANCE CO. CONTRACT NO. MDA00808TR RATE 3.35% MATURITY 00/00/000 SYNTHETIC WRAPPER			0
	RABOBANK NEDERLAND CONTRACT NUMBER HRS090701 RATE 3.40% MATURITY 00/00/0000 SYNTHETIC WRAPPER			138,918

	Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers			$138,918

	Total Investments			$2,173,134,858

Note: Cost information has not been included in column (d) because all investments are participant-directed.
*     Party-in-interest to the Plan

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Ronald A. Wyse
Ronald A. Wyse, Chairperson

Date: November 12, 2009